SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

WORLDWATER AND SOLAR TECHNOLOGIES CORP.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

98155N-10-6
________________________________________________________________________________
(CUSIP Number)

Keith J. Kosco, Esq.
Chief Legal Officer & Secretary
EMCORE Corporation
10420 Research Road SE
Albuquerque, NM 87123
(505) 332-5044
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2008
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EMCORE Corporation 22-2746503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 53,979,010 See Item 5
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,979,010 See Item 5
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,979,010 See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 22.3% See Item 5
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 1 ("Amendment No. 1") is being filed by and on behalf of EMCORE Corporation, a New Jersey Corporation ("EMCORE"), with respect to the common stock ("Common Stock") par value $.001 of WorldWater & Solar Technologies Corp., a Delaware Corporation (the "Issuer" or "WorldWater"), and it amends the statement of beneficial ownership on Schedule 13D (the "Initial 13D”) filed on December 8, 2006.  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Initial 13D.

Item 4. Purpose of Transaction

Except as set forth herein, EMCORE does not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  In addition, the individuals who EMCORE has appointed to the board of directors of the Issuer, may, in their capacities as such, propose that the board of directors of WorldWater consider one or more of such actions from time to time.

RECENT DEVELOPMENTS

As previously disclosed in the Initial 13D, EMCORE purchased securities of the Issuer for investment purposes and intended to review and evaluate its investment in the Issuer on a continuing basis.  Depending on various factors EMCORE further disclosed in the Initial 13D that in the future it may take actions with respect to its investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

As a result of EMCORE's ongoing review and evaluation of the Issuer's prospects, business and operations, EMCORE has begun to communicate and meet with the Gelbaum Investors (as defined below), the Issuer's senior management and other members of the Issuer's board of directors, and may engage in further communications and meetings, with the Gelbaum Investors and the management, board of directors and/or other shareholders of the Issuer.  Such communications and meetings may relate to operational, strategic, financial or governance matters, including the composition of the Issuer's board of directors and management team and the taking of actions that EMCORE and/or the Gelbaum Investors believe in their judgment will enhance shareholder value.

EMCORE believes that the Issuer should re-examine its strategic direction and business plans. Therefore, EMCORE intends to seek changes to the Issuer's current senior management and board of directors.  As part of such effort, EMCORE and the Gelbaum Investors have, among other things, had discussions in relation to changing the Issuer's senior management with one another, with other members of the Issuer's board of directors and with Mr. Quentin T. Kelly, the Issuer's chairman and chief executive officer.

As a result of such discussions and in order to accomplish an orderly transition, Mr. Kelly has decided to retire from his position of chief executive officer of the Issuer effective March 20, 2008 or such later date as the Issuer's board of directors appoints an interim successor chief executive officer.  Mr. Kelly, however, has in principle agreed to remain as the Issuer's chairman.  The Issuer's board of directors will be meeting on March 20, 2008 to, among other things, consider appointing an interim chief executive officer.

The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Gelbaum Investors") are beneficial owners of securities of the Issuer.  EMCORE disclaims that a "group" (within the meaning of Section 13D(3) of the Securities Exchange Act of 1934) has been formed or that EMCORE has any beneficial ownership of the Issuer's securities beneficially owned by the Gelbaum Investors.

 TRANCHE B CLOSING

The Tranche B Closing, pursuant to which EMCORE would acquire additional securities of the Issuer as detailed in the Initial 13D, has not been consummated.   However, the required governmental antitrust approvals to consummate such closing have been obtained.

Item 5. Interest in Securities of the Issuer

a)  By virtue of its ownership of 4,892,857 shares of Series D Stock and 505,044 Warrants to purchase 505,044 shares of Series D Stock, EMCORE may be deemed to beneficially own a total of 53,979,010  shares of Common Stock representing 22.3% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 14, 2007 and after giving effect to the conversion of all of the Tranche A  Shares and the exercise of all of the Tranche A Warrants).  Upon consummation of the Tranche B Closing (if such closing is consummated), by virtue of its ownership of 6,523,910 shares of Series D Stock and 668,139 Warrants to purchase 668,139 shares of Series D Stock, EMCORE will be deemed to beneficially own a total of 71,920,490 shares of Common Stock representing 27.6% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 14, 2007 and after giving effect to the conversion of all of the Tranche A Shares and the Tranche B Shares and the exercise of all of the Tranche A Warrants and the Tranche B Warrants).

b)  EMCORE has the sole voting and dispositive power with respect to the 4,892,857 shares of Series D Stock and 505,044 Warrants held by it.

c)  None

d)  Not applicable

e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

EMCORE CORPORATION

                                           By:  /s/ Keith Kosco
                                       Name:   Keith Kosco
   Title:     Chief Legal Officer & Secretary

Dated: March 14, 2008